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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

HIGHLIGHTS OF EXTRAORDINARY GENERAL MEETING OF SEVEROCESKE DOLY A.S.

The Extraordinary General Meeting was convened upon the request of CEZ, a. s., which, having acquired 55.792% of the shares issued by Severoceske doly a.s. from the National Property Fund of the Czech Republic, now holds a 93.10% share in the registered capital and voting rights of the Company.

The General Meeting resolved on an amendment to the Company's Articles of Association to apply CEZ Group standards in this field, in particular, a change in the Company management model to that known as the "German type of management", primarily consisting of the election of Directors by the Supervisory Board from among the members of the Company's top management and the extension of the powers of the Supervisory Board, which currently gives its consent to the Board of Directors on certain major decisions. In this regard, the number of Directors has been reduced, while the number of members of the Supervisory Board has been increased.

Further to the amendment to the Articles of Association, the General Meeting has recalled Ing. Daniel Benes and Ing. Karel Goldemund from the Board of Directors, and JUDr. Ivan Hinek, Ing. Rudolf Kozak, Ing. Robert Sykora, JUDr. Pavel Skvara and Ing. Jaroslav Volsicky from the Supervisory Board. The General Meeting has elected Ing. Daniel Benes, Ing. Karel Goldemund, Jiri Havlicek, JUDr.Vladimir Johanes, Ing. Miroslav Stehlik, Prof. Ing. Bedrich Sestak, DrSc, JUDr. Pavel Skvara and Ing. Jaroslav Volsicky as the new members of the Supervisory Board for the new term of office. In connection with the resolution on the amendment to the Articles of Association and personnel changes, the General Meeting has adopted the wording of incumbency agreements for members of the Supervisory Board and decided on the method of remuneration of the Company bodies.

The General Meeting has further adopted the concept of the Company's business that embraces the National Energy Concept of the Czech Republic, which secures the required volume of marketable output of lignite and sorted coal, and, in order to stabilize the number employees, secures the optimum headcount of the Company and the number of persons controlled thereby.

The General Meeting has also resolved to make monetary donations aimed at the overall development of the North Bohemian region, including financial assistance to municipalities affected by mining.

Ladislav Kriz, spokesman

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
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                                              (Registrant)

Date: February 21, 2006

                                              By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                                  Head of Finance Administration

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